Exhibit 8.1

List of Subsidiaries

Name	Jurisdiction of Organization	Ownership Percentage
Hyperion Metals (Australia) Pty Ltd	Australia	100%
TN Exploration LLC	USA	100%
Calatos Pty Ltd LLC	USA	100%
Hyperion Materials & Technologies LLC	USA	100%